NexGen Announces Best Assays from Patterson Corridor East in Hole RK-25-232

  RK-25-232 assays returned NexGen's best discovery phase intercept to date: 15.0 m at 15.9% U3O8 including 3.0 m at 47.8%, 1.5 m at 29.4% and an intercept of 0.5 m at 68.8%

  Ranks among the world's highest-grade basement-hosted uranium vein intercepts, validating the growing significance of Patterson Corridor East ("PCE")

  Exceptional continuity confirmed, with RK-24-222 intersecting 17.0 m at 3.85% U3O8, located 200 m from RK-25-232

  Winter 2025 drill program added 9 new high-grade intercepts, reinforcing the scale and strength of the system

Vancouver, BC, May 27, 2025 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is thrilled to announce the Company's best discovery phase assay results, with 15.0 meters (m) at 15.9% U3O8, including a peak intercept of 0.5 m at an exceptional 68.8% U3O8, in drillhole RK-25-232. Included within this phenomenal intercept is 3.0 m at 47.8% U3O8 and 1.5 m at 29.4% U3O8. This result ranks among the highest-grade basement hosted uranium vein intercepts in the world.

Assay results from two of the best holes drilled to date at PCE, RK-24-222 and RK-25-232, indicate intense high-grade mineralization 200 m apart (Figures 1 and 2, Tables 1 and 2), confirming scale and continuity early in the discovery phase. Winter activity since the last update continued to build momentum, adding 9 new intersections of off-scale (>61,000 cps) mineralization, bringing the total to 13 high-grade intercepts and reinforce confidence in the materiality of this emerging mineralization. Since discovery (see March 11, 2024, news release), 64 drillholes totalling 47,425.9 m have been completed, with 35 intersecting mineralization that remains open in most directions.

Further, RK-24-222 returned 17.0 m at 3.85% U3O8 including 3.0 m at 10.1% U3O8 and an intercept of 0.5 m at 28.2% U3O8 within massive replacement style uranium mineralization. These results are accelerating NexGen's understanding of the PCE system and shaping the next phase of exploration targeting. Assays at SRC lab continue to see backlogs with NexGen now having received 75% of the 2024 assay results. Remaining will follow as they are received back from the independent lab. Drilling at PCE will resume on June 1st, 2025, and reporting of 2025 assays will be completed on an ongoing basis.

Leigh Curyer, Chief Executive Officer, commented: "Patterson Corridor East has delivered these exceptional assay results. RK-25-232 is an exceptionally high calibre intersection considering the program is very early in the evaluation of PCE.

Identical to Arrow, mineralization at PCE is wholly hosted in competent basement rock and exhibits all the same characteristics of an intense high-grade mineralized system. PCE is only 3.5 km from the future Rook I Project that is in the final Federal approval stage with the CNSC having received Provincial Approval in November 2023.

This is a Designated News Release

The scale of 2025 program drilling at PCE underscores NexGen's commitment to advancing new sources of uranium supply at a time the world is committing to the deployment of nuclear energy. Notably, President Trump last Thursday, signing four executive orders to immediately accelerate the deployment of nuclear energy in the US, with objective of increasing US nuclear energy output from 100GW to 400GW by 2050. The importance of Rook I and the further development of PCE has never been greater to meet the world's nuclear fuel requirements for the approaching decades."

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Jason Craven, Vice President, Exploration, commented: "These assays received to date confirm advancement of our 3D model of PCE which sets us up for targeting future drill hole locations at PCE. The focus to both expand the overall footprint as well as define and expand the high-grade sub-domains within PCE. Mineralization style and intensity, mirrored with Arrow 3.5 km away, speaks to the broader endowment of the underexplored NexGen portfolio in southwest Athabasca Basin. NexGen provides everyone with the tremendously unique opportunity of building a true tier one mine whilst simultaneously developing the exciting PCE."

Other Highlights

  RK-24-207 returned 9.5 m at 2.91% U3O8 including 0.5 m at 28.2% U3O8, located approximately 79 m from RK-25-232 and 82 m from RK-24-222.
  RK-25-239 and RK-25-244 intersected 10.3 m containing >10,000 cps including 1.1 m of cumulative >61,000 cps, and 7.5 m containing >10,000 cps including 2.6 m of cumulative >61,000 cps, respectively. Although assays are pending, RK-25-239 and RK-25-244 speak to the consistency of the system and repeatability of uranium mineralization that is further substantiated by the exceptional assay results of RK-25-232 and RK-24-207.

Table 1: 2025 Assay results received since March 24, 2025 news release to present

Drillhole				Unconformity Depth (m)	SRC Geoanalytical Results
					(Cutoff 0.01%)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	U3O8 (wt%)
RK-25-225	330	-70	684	108.6	Assays Pending
RK-25-226	330	-70	655.5	N/A	Assays Pending
RK-25-227	330	-70	657	113.4	Assays Pending
RK-25-228	330	-75	609	117.1	Assays Pending
RK-25-229	350	-70	681.4	113.2	Assays Pending
RK-25-230	330	-70	598	112.5	Assays Pending
RK-25-231	329	-69.5	885	102.7	Assays Pending
RK-25-232	330	-70	552.4	112.5	388	389	1	0.01
					392.5	396	3.5	0.04
					408	409	1	0.05
					409.5	413.5	4	0.04
					414.5	415	0.5	0.01
					426.5	428	1.5	0.02
					431	431.5	0.5	0.01

					433	433.5	0.5	0.01
					435	438	3	0.05
					440	452	Assays Pending
					452	467	15	15.9
				incl.	458.5	461.5	3	47.8
				incl.	459.5	460	0.5	68.8
				incl.	463.5	465	1.5	29.4
					467	542	Assays Pending
RK-25-233	330	-70	694	109.7	Assays Pending
RK-25-234	330	-70	747	113	Assays Pending
RK-25-235	270	-70	858	105.5	Assays Pending
RK-25-236	267	-65	541	129	Assays Pending
RK-25-237	340	-70	816	104.6	No Significant Intersections
RK-25-238a	279	-67	165	123.4	No Significant Intersections
RK-25-239	278	-68	594	123.4	Assays Pending
RK-25-240	270	-70	893	106.1	Assays Pending
RK-25-241	320	-71	534	117.2	Assays Pending
RK-25-242	270	-70	555	124.5	Assays Pending
RK-25-243	276	-66	579	126.8	Assays Pending
RK-25-244	330	-70	586.6	112.4	Assays Pending
  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  Minimum thickness of 0.5 m downhole.
  Cutoff grade 0.01% U3O8.
  All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

Table 2: 2024 Assays received since May 29, 2024

Drillhole				Unconformity Depth (m)	SRC Geoanalytical Results
					(Cutoff 0.01%)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	U3O8 (wt%)
RK-24-193	310	-70	621	N/A	383.5	385.5	2	0.06
					389.5	390	0.5	0.09
					393.5	394	0.5	0.02
					400.5	403.5	3	0.03
					406	407	1	0.03
					412.5	414	1.5	0.03
					416.5	419	2.5	0.18
					419.5	420	0.5	0.81

					420.5	425	4.5	0.23
					426.5	428	1.5	0.18
					428.5	429	0.5	0.06
					429.5	431	1.5	0.51
					432	437	4	0.73
					442.5	443	0.5	0.08
					449	451	2	0.16
RK-24-194	310	-70	420	98.8	No Significant Intersections
RK-24-195	310	-70	588.0	N/A	No Significant Intersections
RK-24-196	310	-70	841.0	103.4	702	704.5	2.5	0.90
					705.5	706	0.5	0.02
					723.5	724	0.5	0.05
					731	733	2	0.35
				incl.	731.5	732	0.5	1.19
					734.5	735	0.5	0.01
					741	741.5	0.5	0.24
					742.5	743	0.5	0.01
					744.5	747	2.5	0.25
					747.5	748	0.5	0.03
					748.5	750.5	2	0.09
					751	751.5	0.5	0.01
					754.5	755.5	1	0.01
					757	757.5	0.5	0.07
					758	758.5	0.5	0.02
					760.5	761	0.5	0.01
					765.5	766	0.5	0.03
RK-24-197	310	-70	792.0	117.7	518	518.5	0.5	0.01
					521	522.5	1.5	0.02
					523.5	530	6.5	0.97
				incl.	526.5	529	2.5	2.26
					531	532	1	0.02
					532.5	534.5	2	0.03
					544	545.5	1.5	0.01
					546	554	8	0.61
				incl.	548.5	549	0.5	3.97
				incl.	552.5	553	0.5	4.53
					554.5	555	0.5	0.01
					556	557	1	0.01
RK-24-198	310	-70	743.2	117.3	No Significant Intersections
RK-24-199	310	-70	807.0	107.1	No Significant Intersections
RK-24-200	310	-70	804.0	112.6	611	611.5	0.5	0.03

					612	612.5	0.5	0.01
					613	613.5	0.5	0.03
					619	620	1	0.01
					623	623.5	0.5	0.02
RK-24-201	310	-70	939.0	108.9	673.5	674	0.5	0.03
					674.5	676	1.5	0.07
					677.5	678	0.5	0.02
					678.5	679.5	1	0.04
					680.5	681	0.5	0.02
					694.5	697.5	3	0.09
					698	699	1	0.01
					699.5	704	3.5	0.04
					708	708.5	0.5	0.03
					721.5	722	0.5	0.01
					765.5	766	0.5	0.03
					819	819.5	0.5	0.03
					822.5	823	0.5	0.02
					867.5	868	0.5	0.01
RK-24-202	310	-70	1138.2	106.3	886	886.5	0.5	0.02
					887.5	888	0.5	0.03
					895.5	896	0.5	0.45
					922	923	1	0.01
					926.5	927	0.5	0.05
					927.5	928.5	1	0.10
					931	932.5	1.5	0.23
					933.5	934.5	1	3.49
				incl.	934	934.5	0.5	6.96
					936	936.5	0.5	2.44
					943.5	944.5	1	0.12
					951.5	952	0.5	2.37
					966	966.5	0.5	1.46
					967.5	968	0.5	2.75
					976.5	977	0.5	0.01
					980	980.5	0.5	0.31
					981	981.5	0.5	0.06
					983	986	3	0.25
					996.5	997	0.5	0.02
					997.5	998.5	1	0.14
					1005	1007	2	0.06
					1009	1009.5	0.5	0.01
					1016.5	1017.5	1	0.04

					1026.5	1028.5	2	0.03
RK-24-203	310	-70	738.0	103.7	No Significant Intersections
RK-24-204	290	-70	822.0	110.1	551	563	9	0.06
					574	602	21	0.31
				incl.	575	575.5	0.5	1.19
				incl.	581	582	1	1.67
				incl.	587.5	588	0.5	1.10
RK-24-205	320	-70	1032.0	109.1	742	748	3.5	0.16
					766	776	5.3	0.11
					779.5	780.5	1	0.01
					783.5	795.5	11.5	0.14
					802	808.5	3	0.03
					853.5	854	0.5	0.04
RK-24-206	298	-75	1377.0	96.5	No Significant Intersections
RK-24-207	330	-70	801.0	114.9	504	506	2	0.05
					506.5	507.5	1	0.03
					508	508.5	0.5	0.03
					509	510.5	1.5	0.05
					511	511.5	0.5	0.01
					514	518	4	0.09
					519	535	16	1.83
				incl.	522	531.5	9.5	2.91
				incl.	525	525.5	0.5	28.2
					536	538	2	0.62
					538.5	539	0.5	0.09
					539.5	540	0.5	0.01
					540	541	1	0.88
					553.5	554.5	1	0.03
					557.5	559	1.5	0.02
					560	560.5	0.5	0.01
					567.5	568	0.5	0.05
					572.5	573	0.5	0.03
					581.5	582	0.5	0.04
					582.5	583	0.5	0.01
					583.5	584.5	1	0.03
					585.5	586	0.5	0.12
					588	588.5	0.5	0.01
					595	596	1	0.03
					596.5	597	0.5	0.01
					600.5	601	0.5	0.01
					603	604	1	0.02

					616.5	617	0.5	0.03
					619	619.5	0.5	0.06
					626	627	1	0.03
					636	636.5	0.5	0.01
					640	640.5	0.5	0.01
					644	645.5	1.5	0.03
					717.5	718.5	1	0.12
					729	730.5	1.5	0.46
					730.5	734	Assays Pending
RK-24-208	310	-70	756	104.3	Assays Pending
RK-24-209	310	-70	840	110.7	Assays Pending
RK-24-210	310	-70	1095	102.4	Assays Pending
RK-24-211	310	-70	1302	103.1	Assays Pending
RK-24-212	315	-70	137	121	No Significant Intersections
RK-24-213	310	-70	936	87	No Significant Intersections
RK-24-214	310	-70	989	111.6	Assays Pending
RK-24-215	310	-70	840	114.8	Assays Pending
RK-24-216	310	-70	1071	99.7	787	789	2	0.21
					789.5	791	1.5	0.09
					790.5	791	0.5	0.01
					791.5	792	0.5	0.04
					805	806	1	0.05
					807.5	808.5	1	0.02
					811.5	812	0.5	0.76
					814.5	817	2.5	0.17
RK-24-217	310	-70	1185	105.6	No Significant Intersections
RK-24-217a	310	-70	120	105.1	No Significant Intersections
RK-24-218	310	-70	696	109.6	494.5	495.5	1	0.03
					515.5	519	3.5	0.09
					520	521	1	0.01
RK-24-219	310	-70	1187	99.8	No Significant Intersections
RK-24-220	310	-70	732	116	445.5	447	1.5	0.04
					450	450.5	0.5	0.01
					452	469	17	0.43
				incl.	457	457.5	0.5	1.52
				incl.	457.5	458	0.5	3.30
				incl.	462.5	463.5	1	1.06
				incl.	465.5	466	0.5	1.26
					469.5	470	0.5	0.01
					471	471.5	0.5	0.02
					475.5	488.5	13	0.32

				incl.	484.5	485	0.5	1.16
				incl.	485	485.5	0.5	2.35
				incl.	486	486.5	0.5	2.18
					489	494	5	0.20
					494.5	499.5	5	0.38
					500	500.5	0.5	0.01
					503	504.5	1.5	0.05
					520.5	521	0.5	0.02
					521.5	522	0.5	0.02
					522.5	523	0.5	0.01
					525.5	526.5	1	0.01
					539.5	540	0.5	0.52
					544.5	546	1.5	0.02
					570.5	571	0.5	0.02
					579.5	581	1.5	0.04
					583	584.5	1.5	0.07
					585.5	586	0.5	0.01
					596.5	597.5	1	0.12
					599.5	600	0.5	0.03
RK-24-221	310	-70	861.6	115.9	Assays Pending
RK-24-222	354	-65	753	108.4	587.5	604.5	Assays Pending
					604.5	621.5	17	3.85
				incl.	607	610	3	10.1
					621.5	688	Assays Pending
RK-24-223	345	-66	876	106.8	633	635.5	2.5	1.90
				incl.	633.5	634	0.5	8.56
					645.5	647.5	2	1.41
				incl.	646.5	647.5	1	2.21
					675	676.5	1.5	0.42
					678	678.5	0.5	0.02
					679.5	680	0.5	0.06
					689.5	693.5	4	0.93
					695.5	697	1.5	0.05
					701.5	702	0.5	0.01
					702.5	703	0.5	0.01
					703	703.5	0.5	0.01
					705	705.5	0.5	0.01
					707.5	708	0.5	0.01
					713.5	714	0.5	0.07
					714.5	715.5	1	0.03
					716	718.5	2.5	0.25
					720.5	721.5	1	0.09

					722	723.5	1.5	1.18
				incl.	723	723.5	0.5	2.15
					726	727.5	1.5	0.34
					728.5	764.5	Assays Pending
					764.5	768	3.5	0.57
					768.5	777.5	Assays Pending
RK-24-224	310	-70	744	115.8	493	504	Assays Pending
					504	505	1	0.34
					505.5	509	3.5	0.36
					509	539	Assays Pending
  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  Minimum thickness of 0.5 m downhole.
  Cutoff grade 0.01% U3O8.
  All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

Table 4: 2025 Spectrometer results from March 24, 2025 news release to present

Drillhole				Unconformity Depth (m)	Handheld Spectrometer Results (RS-125)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
RK-25-235	270	-70	858	105.5	No Significant Intersections.
RK-25-237	340	-70	816.0	104.6	No Significant Intersections.
RK-25-238a	279	-67	165	123.4	No Significant Intersections.
RK-25-239	278	-68	594	123.4	212.5	213	0.5	<500 - 850
					365	366	1	<500
					390.5	391.5	1	<500 - 800
					391.5	392	0.5	<500 - 2400
					392	394.5	2.5	<500
					394.5	395	0.5	<500 - 950
					395	395.5	0.5	<500 - 800
					395.5	396	0.5	<500
					396	396.5	0.5	<500 - 600
					396.5	397	0.5	500 - 1100
					397	397.5	0.5	<500
					398	398.5	0.5	<500 - 700
					398.5	399	0.5	<500 - 900
					400.5	402.5	2	<500
					405	405.5	0.5	<500
					406.5	407	0.5	<500
					407	407.5	0.5	700 - 1400

407.5	408	0.5	700 - 14000
408	409	1	<500 - 700
409	409.5	0.5	<500 - 3100
409.5	410	0.5	<500 - 1200
410	410.5	0.5	<500 - 700
411	411.5	0.5	<500
414	414.5	0.5	<500
414.5	415	0.5	600 - 800
415	415.5	0.5	<500
416.5	418.5	2	<500
418.5	419	0.5	<500 - 600
419	419.5	0.5	<500
419.5	420.5	1	<500 - 550
420.5	421.5	1	<500
422.5	423	0.5	<500
424.5	425	0.5	<500
425.5	426	0.5	<500
428.5	429.5	1	<500
430	431.5	1.5	<500
432	433.5	1.5	<500
433.5	434	0.5	<500 - 650
434	434.5	0.5	<500 - 1100
434.5	435	0.5	<500
435	435.5	0.5	<500 - 600
435.5	436	0.5	600 - 2000
436	436.5	0.5	700 - 1000
436.5	437	0.5	2500 - 3500
437	437.5	0.5	7000 - 31000
437.5	438	0.5	12000 - 28000
438	438.3	0.3	17000 - 35000
438.3	438.4	0.1	>61000
438.4	438.5	0.1	17000 - 32000
438.5	439	0.5	12000 - 49000
439	439.5	0.5	23000 - 51000
439.5	440	0.5	30000 - 40000
440	440.5	0.5	26000 - 41000
440.5	440.7	0.2	>61000
440.7	440.9	0.2	36000 - 50000
440.9	441	0.1	>61000

441	441.4	0.4	>61000
441.4	441.6	0.2	30000 - 50000
441.6	442	0.4	10000 - 46000
442	442.5	0.5	10000 - 54000
442.5	443	0.5	3000 - 13000
443	443.5	0.5	3000 - 45000
443.5	444	0.5	1500 - 25000
444	444.5	0.5	2500 - 28000
444.5	445	0.5	400 - 1350
445	445.5	0.5	<500 - 800
445.5	446	0.5	<500 - 700
448	449.5	1.5	<500
449.5	450	0.5	<500 - 700
450	450.5	0.5	<500 - 600
450.5	451	0.5	<500 - 700
451	451.5	0.5	700 - 3500
451.5	452	0.5	500 - 1100
453	454.5	1.5	<500
456	457	1	<500
458	458.5	0.5	<500
461.5	462	0.5	<500
463	464.5	1.5	<500
466.5	467	0.5	<500
468	468.5	0.5	<500 - 550
468.5	469	0.5	<500
469.5	470	0.5	<500 - 550
470	471.5	1.5	<500
471.5	472	0.5	<500 - 3200
472	472.5	0.5	1200 - 11000
472.5	473	0.5	1100 - 4600
473	473.5	0.5	<500
476	476.5	0.5	<500
476.5	477	0.5	<500 - 600
477	478	1	<500
478	478.5	0.5	<500 - 3100
478.5	479	0.5	600 - 5000
479	479.5	0.5	<500 - 1100
480.5	481.5	1	<500
482.5	483	0.5	<500
483.5	484	0.5	<500

					484	485	1	<500 - 550
					486	486.5	0.5	<500
					486.5	487	0.5	700 - 2000
					487	487.5	0.5	1000 - 9000
					487.5	488	0.5	<500 - 1100
					490	490.5	0.5	<500
					490.5	490.7	0.2	1500 - 4000
					490.7	491	0.3	>61000
					491	491.5	0.5	1000 - 34000
					498	498.5	0.5	<500 - 580
					498.5	499	0.5	<500 - 960
					499	499.5	0.5	<500 - 2600
					499.5	500	0.5	<500 - 1200
					501.5	502	0.5	<500
					502.5	503	0.5	<500
					503.5	504	0.5	1200 - 57000
					504	504.5	0.5	1200 - 10000
					505.5	506	0.5	<500 - 800
					507.5	508	0.5	<500 - 5400
					508	508.5	0.5	1100 - 4500
					509.5	510	0.5	<500
					514.5	515	0.5	<500 - 1400
					518.5	519	0.5	<500
					519	519.5	0.5	<500 - 600
					519.5	520	0.5	<500 - 1400
RK-25-240	270	-70	893	106.1	653.5	654.5	1.0	<500
					658.5	659	0.5	<500
					659.5	660	0.5	<500
					660	660.5	0.5	<500 - 1000
					660.5	661	0.5	<500 - 650
					661	661.5	0.5	<500 - 5400
					661.5	662	0.5	<500
					662	663	1.0	<500 - 1000
					663	663.5	0.5	<500 - 950
					663.5	664	0.5	<500 - 800
					664	664.5	0.5	3400 - 19000
					664.5	665	0.5	<500 - 700
					665	665.5	0.5	600 - 3300
					665.5	666	0.5	700 - 33000
					666	666.5	0.5	500 - 1200
					666.5	667	0.5	700 - 2200

667	667.5	0.5	1200 - 2900
667.5	668	0.5	<500 - 1200
668	668.5	0.5	1100 - 8600
668.5	669.5	1.0	<500 - 1400
669.5	670	0.5	<500
670	670.5	0.5	1100 - 3900
670.5	671	0.5	<500 - 600
671.5	672	0.5	<500 - 700
672	672.5	0.5	<500 - 1200
673	673.5	0.5	<500 - 6000
673.5	674	0.5	<500 - 3200
675	675.5	0.5	900 - 15000
675.5	676	0.5	500 - 1700
676	676.5	0.5	500 - 1800
676.5	677	0.5	<500 - 1300
677	677.5	0.5	<500 - 600
677.5	678	0.5	500 - 900
678	678.5	0.5	<500 - 1800
678.5	679	0.5	<500
679	679.5	0.5	600 - 3000
679.5	680	0.5	<500
680	680.5	0.5	<500 - 550
680.5	681	0.5	600 - 1100
681	681.5	0.5	600 - 3200
681.5	682	0.5	600 - 2300
682	682.5	0.5	500 - 600
682.5	683	0.5	500 - 700
683	683.5	0.5	<500 - 550
683.5	684	0.5	<500
684	684.5	0.5	700 - 3000
684.5	685	0.5	3600 - 12000
685	685.1	0.1	4000 - 8000
685.1	685.6	0.5	>61000
685.6	685.8	0.2	15000 - 20000
685.8	686	0.2	>61000
686	686.5	0.5	1000 - 5500
686.5	687	0.5	7000 - 47000
687	687.5	0.5	2200 - 25000
687.5	688	0.5	1000 - 3800
688	688.5	0.5	600 - 1500
688.5	689	0.5	<500 - 1000
689	689.5	0.5	500 - 700

689.5	690	0.5	<500
690	690.5	0.5	<500 - 1100
690.5	691	0.5	1200 - 1500
691	691.5	0.5	700 - 1000
691.5	692	0.5	800 - 1100
692	692.5	0.5	<500 - 800
692.5	693.5	1.0	<500
694.5	695	0.5	<500
695	695.5	0.5	<500 - 750
695.5	696.5	1.0	<500 - 800
696.5	697	0.5	<500 - 700
697	697.5	0.5	<500
697.5	698	0.5	<500 - 550
698	698.5	0.5	1000 - 4600
698.5	699	0.5	<500 - 900
699.5	700	0.5	500 - 1000
700	700.5	0.5	<500 - 1300
700.5	703	2.5	<500
703	703.5	0.5	<500 - 700
703.5	704	0.5	<500 - 550
705.5	706	0.5	<500
706	706.5	0.5	<500 - 3500
714.5	715	0.5	550 - 10000
715	715.5	0.5	<500
717.5	718	0.5	500 - 1300
718.5	722	3.5	<500
726.5	727	0.5	<500 - 800
728	730	2.0	<500
730	730.5	0.5	<500 - 550
731	731.5	0.5	<500
732.5	733	0.5	1100 - 11000
733	733.5	0.5	4000 - 7000
733.5	734	0.5	<500 - 9000
734	734.5	0.5	<500
734.5	735	0.5	<500 - 550
735	735.5	0.5	<500 - 6100
735.5	736	0.5	800 - 25000
736	736.5	0.5	<500 - 1500
736.5	737	0.5	<500 - 540
737	738	1.0	<500 - 600
738	738.5	0.5	6000 - 20000
738.5	739	0.5	750 - 10000
739	739.5	0.5	<500

					739.5	740	0.5	<500 - 1100
					740	740.5	0.5	<500 - 600
					740.5	741	0.5	<500 - 550
					741	741.5	0.5	600 - 2500
					741.5	742	0.5	500 - 4600
					742	742.5	0.5	<500 - 700
					742.5	742.9	0.4	<500
					749.5	750.5	1.0	<500
					752.5	753	0.5	<500 - 900
					754.5	755	0.5	<500
					755	755.5	0.5	<500 - 780
					755.5	756	0.5	<500 - 620
					756.5	757	0.5	<500 - 520
					757	759.5	2.5	<500
					760	760.5	0.5	<500 - 980
					760.5	761	0.5	530 - 1050
					761	761.5	0.5	500 - 1800
					761.5	762	0.5	<500
					762	762.5	0.5	830 - 8400
					762.5	763	0.5	530 - 2200
					763	763.5	0.5	890 - 2700
					763.5	764	0.5	260 - 1200
					764.5	765	0.5	1000 - 1700
					765	765.5	0.5	600 - 1900
					765.5	766	0.5	<500 - 1000
					766.5	767	0.5	<500 - 850
					767	767.5	0.5	<500 - 1500
					774	774.5	0.5	2000 - 5000
					774.5	775	0.5	<500 - 1100
					775	775.5	0.5	1100 - 2700
					775.5	776	0.5	<500 - 2100
					776.5	777	0.5	<500 - 1100
					778	778.5	0.5	<500 - 1100
					780	780.5	0.5	2500 - 7000
					798.5	799	0.5	<500 - 8400
					804.5	805	0.5	<500 - 560
RK-25-241	320	-71	534	117.2	396	396.5	0.5	<500 - 650
					396.5	397	0.5	<500
					413	413.5	0.5	<500 - 850
					413.5	414	0.5	<500 - 2500
					414	414.5	0.5	<500 - 800
					414.5	415	0.5	<500 - 1700
					415	415.5	0.5	<500

415.5	416	0.5	<500
416	416.5	0.5	<500 - 6500
416.5	417	0.5	<800 - 2000
417	417.5	0.5	1000 - 3500
417.5	418	0.5	2000 - 11000
418	418.5	0.5	3500 - 11000
418.5	419	0.5	1000 - 6500
419	419.5	0.5	<500
421	421.5	0.5	<500
423.5	424	0.5	<500
424	424.5	0.5	<500 - 1500
424.5	425	0.5	<500 - 600
425	425.5	0.5	<500 - 1100
425.5	426	0.5	<500 - 700
426	426.5	0.5	<500
427.5	428.5	1.0	<500
428.5	429	0.5	<500 - 600
432	432.5	0.5	<500 - 700
432.5	433	0.5	<500
434	434.5	0.5	<500
434.5	435	0.5	500 - 800
435	436.5	1.5	<500
436.5	437	0.5	<500 - 700
437	437.5	0.5	<500 - 550
437.5	438	0.5	<500
438	438.5	0.5	<500 - 550
439.5	440	0.5	<500 - 550
440	440.5	0.5	<500 - 2000
444	444.5	0.5	<500 - 900
447.5	448.5	1.0	<500
448.5	449	0.5	<500 - 1100
449	449.5	0.5	8000 - 54000
449.5	450	0.5	15000 - 26000
450	450.5	0.5	4000 - 15000
450.5	451	0.5	<500 - 1500
451	451.5	0.5	<500
451.5	452	0.5	<500
452	452.5	0.5	<500 - 550
452.5	454	1.5	<500
454	454.5	0.5	500 - 1200

					454.5	455	0.5	500 - 5000
					455	455.5	0.5	1500 - 34000
					455.5	456	0.5	500 - 1100
					456	456.5	0.5	500 - 1500
					456.5	457	0.5	500 - 1100
					461	461.5	0.5	<500
					462	462.5	0.5	<500
					462.5	463	0.5	<500 - 1000
					463	463.5	0.5	<500
					463.5	464	0.5	<500 - 1100
					464	464.5	0.5	800 - 1200
					464.5	465	0.5	<500
					465	465.5	0.5	<500 - 550
					466	466.5	0.5	<500
					467	467.5	0.5	<500
					471	471.5	0.5	<500
					489	489.5	0.5	<500
					496	496.5	0.5	<500
					497.5	498	0.5	<500
					498	498.5	0.5	<500 - 520
					501	501.5	0.5	<500 - 850
					503	503.5	0.5	<500 - 700
RK-25-242	270	-70	555.00	124.50	No Significant Intersections.
RK-25-243	276	-66	579.00	126.80	207.5	208	0.5	<500 - 690
					208	208.5	0.5	<500
					360	364.5	4.5	<500
					365	365.5	0.5	<500 - 1000
					365.5	366	0.5	650 - 1200
					366	366.5	0.5	<500 - 1200
					366.5	367	0.5	<500 - 2500
					367	367.5	0.5	<500 - 4000
					367.5	368	0.5	<500 - 850
					368	368.5	0.5	1000 - 25000
					368.5	369	0.5	<500 - 16000
					371	371.5	0.5	<500 - 800
					371.5	372	0.5	<500
					372	372.5	0.5	<500
					372.5	373	0.5	<500 - 800
					373	373.5	0.5	<500 - 1000
					374	374.5	0.5	<500 - 700
					375	375.5	0.5	<500

376.5	377	0.5	<500 - 750
384.5	385	0.5	<500 - 900
385	385.5	0.5	<500
385.5	386	0.5	<500 - 800
386	386.5	0.5	<500 - 1000
386.5	387	0.5	<500 - 900
387	387.5	0.5	<500 - 3500
400.5	401	0.5	<500
402	403	1.0	<500
404.5	406	1.5	<500
406	406.5	0.5	<500 - 1000
406.5	407.5	1.0	<500
409	409.5	0.5	<500 - 940
409.5	410	0.5	<500 - 1900
410	410.5	0.5	<500 - 650
410.5	411	0.5	<500
411	411.5	0.5	<500 - 3900
411.5	414.5	3.0	<500
417	417.5	0.5	<500 - 800
417.5	418	0.5	<500 - 1550
418	418.5	0.5	<500 - 850
418.5	419	0.5	<500 - 1100
419	420	1.0	<500
421.5	422	0.5	<500
422	422.5	0.5	<500 - 600
422.5	424	1.5	<500
424	424.5	0.5	<500 - 1100
424.5	425	0.5	600 - 1100
425	425.5	0.5	1500 - 2400
425.5	426	0.5	500 - 2600
426	426.5	0.5	1100 - 11000
426.5	427	0.5	<500
432	433.5	1.5	<500
433.5	434	0.5	<500 - 550
434	434.5	0.5	<500 - 1100
434.5	435	0.5	<500 - 580
435	435.5	0.5	<500
435.5	436	0.5	900 - 1100
436	436.5	0.5	<500 - 1300
436.5	437	0.5	<500
446.5	447	0.5	<500 - 720
452	452.5	0.5	<500
453	453.5	0.5	<500

					453.5	454	0.5	<500 - 950
					455.5	456	0.5	<500 - 660
					456	457	1.0	<500
					459.5	460.5	1.0	<500
					472	472.5	0.5	<500 - 3200
					473	473.5	0.5	<500
					475	475.5	0.5	<500
					476.5	477	0.5	<500
					478	478.5	0.5	<500
					480	480.5	0.5	<500 - 7500
					480.5	481	0.5	<500 - 650
					481	481.5	0.5	<500
					481.5	482	0.5	<500 - 1800
					482	482.5	0.5	<500
					488	488.5	0.5	<500
					488.5	489	0.5	<500 - 4500
					489	489.5	0.5	<500
					489.5	490	0.5	<500 - 730
					490	490.5	0.5	<500 - 1500
					490.5	491	0.5	<500 - 700
					503	503.5	0.5	<500 - 1300
RK-25-244	330	-70	586.60	112.40	412	412.5	0.5	<500 - 920
					412.5	413	0.5	1100 - 4400
					413	413.5	0.5	<500 - 620
					414	415	1.0	<500
					420.5	421	0.5	<500
					421.5	422	0.5	<500 - 780
					422	422.5	0.5	<500 - 830
					422.5	423	0.5	<500 - 660
					423	423.5	0.5	<500 - 950
					423.5	424	0.5	<500 - 920
					424	424.5	0.5	<500 - 540
					424.5	425	0.5	<500
					427.5	428	0.5	<500
					428	428.5	0.5	<500 - 6400
					428.5	429	0.5	<500
					430	430.5	0.5	<500
					434	434.5	0.5	<500
					453.5	454	0.5	<500
					454	455	1.0	<500
					455	455.5	0.5	<500 - 700
					455.5	456	0.5	<500 - 2400
					456.5	458.5	2.0	<500

458.5	459	0.5	<500 - 1800
459	459.5	0.5	<500
462	464.5	2.5	<500
464.5	465	0.5	<500 - 1900
465	465.5	0.5	1100 - 3600
465.5	466	0.5	910 - 1800
466	466.5	0.5	<500 - 1400
466.5	467	0.5	880 - 7000
467	467.5	0.5	780 - 3500
467.5	468	0.5	550 - 700
468	468.5	0.5	1200 - 17000
468.5	469	0.5	1500 - 24000
469	469.5	0.5	<500 - 1400
469.5	470	0.5	<500 - 540
470	470.5	0.5	<500 - 830
470.5	471	0.5	<500
471	471.5	0.5	<500 - 1400
471.5	472	0.5	720 - 1600
472	472.5	0.5	1500 - 13000
472.5	473	0.5	7000 - 30000
473	473.2	0.2	20000 - 55000
473.2	473.5	0.3	>61000
473.5	474	0.5	7000 - 40000
474	474.5	0.5	4500 - 9000
474.5	475	0.5	1300 - 26000
475	475.1	0.1	9000 - 26000
475.1	475.4	0.3	>61000
475.4	475.5	0.1	19000 - 41000
475.5	477.3	1.8	>61000
477.3	477.4	0.1	10000 - 15000
477.4	477.6	0.2	>61000
477.6	478	0.4	10000 - 21000
478	478.5	0.5	720 - 1500
478.5	479	0.5	<500 - 800
479	480	1.0	<500
480	480.5	0.5	<500 - 4400
480.5	481	0.5	550 - 5100
481	481.5	0.5	520 - 5700
481.5	482	0.5	600 - 60000
482	482.5	0.5	<500 - 750

482.5	486	3.5	<500
489.5	490	0.5	<500
490	490.5	0.5	<500 - 630
490.5	491	0.5	<500 - 680
497	497.5	0.5	<500
497.5	498	0.5	<500 - 710
499	499.5	0.5	<500
510	511	1.0	<500
528	528.5	0.5	<500
528.5	529	0.5	<500 - 1400
529	529.5	0.5	700 - 14000
529.5	530	0.5	<500 - 7200
530	530.5	0.5	<500 - 3200
530.5	531	0.5	1000 - 5600
531	531.5	0.5	<500
  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  "Off-scale" refers to >61,000 cps (counts per second) readings by gamma spectrometer type RS-125.
  "Anomalous" means >500 cps readings by gamma spectrometer type RS-120.
  Where "CPS Range" is <500 cps, this refers to local low radioactivity within the overall interval.
  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR+ ( www.sedarplus.com ) and EDGAR (www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 3, 2025 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR+ at www.sedarplus.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.